EXHIBIT H

Form Of Notice

Northeast Utilities, et al. (70-)

Northeast Utilities ("NU"), a registered public utility holding company located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01090 (the "Applicant") has filed an application-declaration under sections 9(a), 10 and 12(b) of the Act and rule 45 under the Act.

The Applicant requests authorization, through June 30, 2004, to issue guarantees and other forms of credit support (collectively, the "Guarantee") to or for the benefit of its utility subsidiary, Holyoke Water Power Company (HWP") in an aggregate amount not to exceed $45 million, to support HWP's obligations under certain reimbursement agreements.

HWP furnishes retail electric service to approximately 32 retail customers in and around Holyoke, Massachusetts under contracts at negotiated rates and sells power to its wholly-owned subsidiary, Holyoke Power and Electric Company, at rates accepted by FERC. HWP owns 200 Mw of generating assets along with certain transmission and distribution assets. HWP is a party to three separate reimbursement agreements in connection with letters of credit issued by certain banks (the "Banks") to support pollution control revenue bonds.

At December 31, 2000, HWP recognized a reduction in the carrying value of certain of its assets and accordingly its resulting common equity ratio fails certain consolidated common equity maintenance covenants contained in each of the reimbursement agreements.

HWP has asked the Banks to consent to the decline in HWP's common equity to capitalization ratio and the Banks have agreed, conditioned upon the issuance by NU of guarantees or other forms of credit support guaranteeing HWP's obligations under the reimbursement agreements.
 .
The Application is available for public inspection through the Commission's Office of Public Reference. Any interested persons wishing to comment or request a hearing on the Applications should submit their views in writing
by,               2001, to the Secretary, Securities and Exchange Commission,
Washington D.C. 20549, and serve a copy on the Applicants at the addresses specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as filed, or as it may be amended, may be permitted to become effective.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


                               Secretary